Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
Select Dimensions Asset Manager Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
Select Dimensions Asset Manager Series I/IR
Supplement dated June 17, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.94%
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.82%*

HV-8267-A